VIA EDGAR

November 26, 2008

Attention: Ta Tanisha Meadows
U.S. Securities and Exchange Commission
Washington, D.C.
20549-7010

Dear Ms. Meadows:

RE:	Pioneer Consulting Group, Inc..
Item 4.01 8-K Filed November 13, 2008
File No. 333-147634

This letter is in response to the letter dated November 14, 2008 and received on November 17, 2008 pertaining to our Form 8-K filed on November 13, 2008. We file herewith an amended Form 8-K. The numbering corresponds with your comments.

1.

Maddox Ungar Silberstein, PLLC has only reported on the Company’s financial statements for the most recent fiscal year ended, September 30, 2007. This has been updated accordingly in the amended Form 8-K filed November 24, 2008 in paragraph 3. Also, the reference to Item 304(a)(1)(iv) of Regulation S-K has been changed in paragraphs 4 and 7 to represent Item 304(a)(1)(v) of Regulation S-K.

2.

We understand that we are obligated to report the engagement of a new accountant, but at this time we have yet to engage a new accounting firm. Upon the engagement of a new accountant we will file a separate 8-K disclosing the new firm as required by paragraph (a)(2) of Item 304 of Regulation S-K.

3.

We have changed the Exhibit Number for the letter provided from Maddox Ungar Silberstein, PLLC from Exhibit 99.1 to Exhibit 16.1 and have filed an amended 8-K on November 24, 2008 updating the original 8-K which was filed on November 13, 2008.

In conjunction with yourthe comments above, and in accordance with yourthe letter received on November 17, 2008, we are providing the following statements thatto which the Ccompany hereby acknowledges:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	Staff comments or changes to disclsoure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Pioneer Consulting Group, Inc.

Per:
/s/ Matthew J. Marcus

Chief Executive Officer